The changes to investment policies described below reflect only changes to investment policies that appear (or appeared) in the Registrant's prospectus. Each Fund's investments remain subject to applicable law and regulation. In addition, the changes below only reflect changes in investment policies and do not necessarily reflect the current investments or investment strategies of a Fund.

1. The Preferred Asset Allocation Fund may write options on the S&P 500 Index and U.S. Treasury 10-Year Note futures contracts.

2. In selecting mid- and small-cap stocks, the Preferred Asset Allocation Fund seeks to replicate the performance of the relevant Index by purchasing securities which comprise the Index and related derivatives.